Management's Discussion and Analysis
For the year ended December 31, 2017

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its subsidiaries for the year ended December 31, 2017 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2017. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 19, 2018, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2017 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, the sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, a 9.6% diamond stream on the Renard diamond mine, a 4% gold and silver stream on the Brucejack gold and silver mine and a silver stream on the Gibraltar mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. The Company also owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. In addition, the Company invests in equities of exploration, development and royalty companies.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of mineral reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – 2017

•	Record gold equivalent ounces (“GEOs”) earned of 58,933[1] (54% increase compared to 2016);
•	Record revenues from royalties and streams of $93.8 million ($213.2 million including offtakes) (50% increase compared to 2016; 240% increase including offtakes);
•	Net cash flows provided by operating activities of $48.7 million (compared to $53.4 million in 2016);
•	Net loss attributable to Osisko’s shareholders of $42.5 million, $0.33 per basic share (compared to net earnings of $42.1 million, $0.40 per basic share in 2016), reflecting the impairment charge of $89.0 million on the Éléonore royalty interest ($65.4 million, net of income taxes);
•	Adjusted earnings[2] of $22.7 million, $0.18 per basic share[2] (compared to $34.2 million, $0.33 per basic share in 2016);
•	Proceeds of $71.1 million on sale of investments, generating a gain[3] of $35.8 million, based on the cash cost[3] of the investments;
•	Acquisition of a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) for $1.1 billion consisting of 74 royalties, streams and precious metal offtakes, including a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile;
•	Acquisition of a US$33.0 million ($44.3 million) silver stream from Taseko Mines Limited (“Taseko”);
•	Acquisition of a US$55.0 million ($69.8 million) gold stream from Aquila Resources Inc. (“Aquila”) by Osisko’s wholly-owned subsidiary Osisko Bermuda Limited (“OBL”);
•	Acquisition of an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville Gold Mines Ltd. (“Barkerville”) for cash consideration of $12.5 million, which increased the NSR royalty held by Osisko on the Cariboo gold project to a total of 2.25% NSR;
•	Completed a bought deal offering of convertible senior unsecured debentures of $300.0 million;
•	Increased the revolving credit facility to $350.0 million (with a potential accordion of up to $100.0 million); and
•	Declaration of quarterly dividends totalling $0.18 per common share for 2017.

________________________________

1	GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the portfolio of royalty, stream and other interests section for average metal prices used.
2	“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.
3	The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment. The gain or the loss is calculated by subtracting the cash acquisition cost from the cash proceeds on the sale of an investment.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Highlights – Subsequent to December 31, 2017

•

Delivered the shares of AuRico Metals Inc. to Centerra Gold Inc. for a $1.80 cash consideration per share and for proceeds of $25.5 million, generating a gain[1] of $15.5 million, based on the cash cost[1] of the shares.

•	Declared a quarterly dividend of $0.05 per common share payable on April 16, 2018 to shareholders of record as of the close of business on March 30, 2018.

Business Combination

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 6 streams and 7 precious metal offtakes for $1.1 billion. The final acquisition price was comprised of US$504.8 million ($630.1 million) in cash consideration, which includes a US$4.2 million ($5.1 million) adjustment for the acquired working capital, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The combination of Osisko and Orion’s portfolios resulted in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets on July 31, 2017. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. Certain assets are held through an international wholly-owned subsidiary which was renamed to Osisko Bermuda Limited (“OBL”). On September 1, 2017, Mr. Michael Spencer was hired as Managing Director of OBL. Mr. Spencer was previously Vice President, Investment and Merchant Banking at Maxit Capital where he worked from 2014 to 2017.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $190,000 ($139,000 net of income taxes) were incurred for the financing.

Following the Transaction, Orion, Caisse and its affiliates and Fonds F.T.Q. held respectively approximately 19.7%, 12.1% and 5.5% of Osisko’s issued and outstanding common shares, based on the number of common shares of Osisko outstanding at the closing of the Transaction on July 31, 2017.

Osisko also drew US$118 million ($147.3 million) under its revolving credit facility with the National Bank of Canada and Bank of Montreal, settled the foreign exchange forward contracts by disbursing $275 million to acquire US$204.0 million and paid US$182.8 million ($228.9 million) from Osisko’s current cash and cash equivalents balance.

The transaction has been recorded as a business combination with Osisko as the acquirer. The assets acquired and the liabilities assumed were recorded at their estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The transaction costs related to the acquisition were expensed under business development expenses and amounted to $8.9 million.

As of the reporting date, the Company has completed the purchase price allocation over the identifiable net assets of Orion’s Portfolio. Adjustments between the preliminary and final purchase price allocation are related to adjustments to the working capital acquired (decrease in the consideration paid in cash of $1.0 million) and the final fair values of royalty, stream and other interests acquired (decrease of $1.0 million).

________________________________

1	The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment. The gain or the loss is calculated by subtracting the cash acquisition cost from the cash proceeds on the sale of an investment.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

The table below presents the purchase price allocation:

Consideration paid	$
Cash(1)	648,385
Issuance of 30,906,594 common shares(2)	445,333
1,093,718
Net assets acquired	$
Cash and cash equivalents	8,707
Other current assets	1,217
Royalty, stream and other interests	1,116,115
Current liabilities	(435)
Deferred income tax liability	(31,886)
1,093,718

(1)	Including the net loss on settlement of derivative financial instruments (cash flow hedges) of $18.2 million.
(2)	The fair value of the consideration paid in common shares represents the fair value of the shares on July 31, 2017 minus an illiquidity discount to take into account the twelve-month restrictions on their sales.

Impairment of Éléonore NSR Royalty Interest

In February 2015, Osisko acquired all of the outstanding common shares of Virginia.  The assets acquired included a 2.0‑3.5% NSR royalty on the Eléonore mine discovered by Virginia and owned by Goldcorp Inc. Through the combination of the two companies, Osisko achieved its objective of creating a new intermediate royalty company with two world-class gold royalty assets in Québec. Operations started at the Eléonore mine in October 2014 and commercial production was declared in April 2015.

Gold production for the year ended December 31, 2017 was higher than the prior years at 305,000 ounces compared to 274,000 ounces in 2016 and 268,000 ounces in 2015 due to increase in grade and mined tonnes as Éléonore continued its ramp up to optimized production levels. For 2018, the operator’s guidance is at 360,000 ounces.

Gold ounces earned from the Éléonore NSR royalty:

2015(1)	2016	2017	2018 Guidance	2019+ Guidance(2)
402	6,568	6,390	7,920	8,800

(1)	Osisko started receiving royalties in December 2015 only due to the royalty advance payment to Virginia.
(2)	Based on operator’s guidance of 400,000 sustainable annual gold production. As per the sliding scale schedule of up to 3.5%, Osisko could potentially receive up to 14,000 ounces annually once 8 million ounces have been produced.

The operator reviewed its guidance on long-term annual gold production to 400,000 ounces, which is significantly lower compared to the design capacity of 600,000 ounces. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2017.

As a result, the Company recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2017.

The Éléonore NSR royalty was written down to its estimated recoverable value, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 400,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,300 per ounce and a post-tax real discount rate of 4.2%.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Portfolio of Royalty, Stream and Offtake Interests

The following table details the GEOs earned from Osisko’s producing royalty, stream and other interests:

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Gold
Canadian Malartic royalty	10,177	6,749	33,136	28,748
Éléonore royalty	1,532	1,343	6,390	6,568
Seabee royalty(1)	619	-	1,310	-
Island Gold royalty	379	292	1,706	1,373
Brucejack offtake(1)	321	-	536	-
Vezza royalty	274	342	1,253	830
Other(1)	330	124	869	294
	13,632	8,850	45,200	37,813
Silver
Mantos stream(1)	1,910	-	3,060	-
Sasa stream(1)	1,229	-	2,074	-
Gibraltar stream (3 and 11 months)	665	-	2,303	-
Canadian Malartic royalty	138	114	479	456
Other(1)	78	-	129	1
	4,020	114	8,045	457
Diamonds
Renard stream(1)	2,839	-	4,686	-
Other(1)	88	-	201	-
	2,927	-	4,887	-
Other metals
Kwale royalty(1)	411	-	801	-

Total GEOs	20,990	8,964	58,933	38,270

(1) The effective date of the acquisition of Orion’s Portfolio was June 1, 2017. However, revenues of royalties, streams and offtakes acquired from Orion are only included in revenues from July 31, 2017 onward, the acquisition date for accounting purposes.

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Gold(1)	$1,275	$1,222	$1,257	$1,251
Silver(2)	$17	$17	$17	$17

Exchange rate (US$/Can$)(3)	1.2713	1.3341	1.2986	1.3248

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Summary of Main Royalty, Stream and Other Interests

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Royalties

Canadian Malartic(2)	Agnico/Yamana	5.0% NSR	Au	Canada	Production

Éléonore	Goldcorp Inc.	2.0-3.5% NSR	Au	Canada	Production

Island Gold(1)	Alamos Gold Inc.	1.38-2.55% NSR	Au	Canada	Production

Hewfran Block (1)	Metanor Resources Inc.	1.7% NSR	Au	Canada	Production

Vezza	Ressources Nottaway Inc.	5% NSR & 40% NPI	Au	Canada	Production

Seabee*	SSR Mining Inc.	3% NSR	Au	Canada	Production

Bald Mtn. Alligator Ridge / Duke & Trapper*	Kinross Gold Corporation	1% / 4% NSR	Au	USA	Production

Brauna*	Lipari Mineração	1% GRR(7)	Dia	Brazil	Production

Kwale*	Base Resources Limited	1.5% GRR	Rutile, Ilmenite, zircon	Kenya	Production

Pan*	Fiore Gold Ltd.	4% NSR	Au	USA	Production

Casino*	Western Copper & Gold Corporation	2.75% NSR	Au, Ag, Cu	Canada	Development

Ollachea*	Kuri Kullu / Minera IRL	1% NSR	Au	Peru	Development

King Island*	King Island Scheelite Limited	1.5%GRR	Tungsten	Australia	Development

Ambler*	NovaCopper US Inc.	1% NSR	Cu, Zn	USA	Development

Rakkuri*	Hannans Reward Ltd.	1.5% NSR	Fe, Cu, Ag	Sweden	Development

Lamaque(1)	Eldorado Gold Corp.	1.7%(6) NSR	Au	Canada	Development

Cariboo	Barkerville	2.25% NSR	Au	Canada	Exploration

Windfall Lake	Osisko Mining	1.5% NSR	Au	Canada	Exploration

Hermosa	Arizona Mining	1% NSR	Zn, Pb, Ag	USA	Exploration

Pandora	Agnico/Yamana(2)	2% NSR	Au	Canada	Exploration

Malartic – Odyssey North	Agnico/Yamana	3% NSR	Au	Canada	Exploration

Malartic – Odyssey South	Agnico/Yamana	5% NSR	Au	Canada	Exploration

Copperwood	Highland Copper Company Inc.	3% NSR(3)	Ag, Cu	USA	Exploration

James Bay properties	Osisko Mining	1.5-3.5% NSR (4)	Au, Ag	Canada	Exploration

James Bay properties	Osisko Mining	2.0% NSR (4)	Other than Au, Ag	Canada	Exploration

Bathurst Mining Camp properties	Osisko Metals	1% NSR	Zn and other metals	Canada	Exploration

Québec Genex projects	Osisko Metals	1% NSR	Zn and other metals	Canada	Exploration

Spring Valley*	Waterton Global Resource Management	0.5% NSR	Au	USA	Exploration

Neita	Unigold Inc.	Option – 2% NSR ($2.0 million to exercise)	Au	Dominican Republic	Exploration

La Fortuna	Minera Alamos Inc.	Option – 4% NSR ($9.0 million to exercise)	Au	Mexico	Exploration

Yellowknife City Gold	TerraX Minerals Inc.	Option – 3% NSR ($4.0 million to exercise)	Au	Canada	Exploration

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Summary of Main Royalty, Stream and Other Interests (continued)

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Streams

Renard*	Stornoway Diamond Corporation	9.6%	Dia	Canada	Production

Gibraltar	Taseko Mines	100%	Ag	Canada	Production

Mantos Blancos*	Mantos Copper S.A.	100%	Ag	Chile	Production

Brucejack*	Pretium Resources Inc.	4%	Au, Ag	Canada	Production

Sasa*	Central Asia Metals plc	100%	Ag	Macedonia	Production

Amulsar*	Lydian International Ltd.	4.22% Au / 62.5% Ag	Au, Ag	Armenia	Development

Back Forty*	Aquila Resources Inc.	18.5% Au / 75% Ag	Au, Ag	USA	Development

Horne 5 (5)	Falco	Stream or 1% NSR royalty	Au, Ag, Cu	Canada	Development

White Pine North, Copperwood and Keweenaw	Highland Copper	Option on stream (US$26.0 million to exercise)	Ag	USA	Exploration

Offtakes

Brucejack*	Pretium Resources Inc.	Offtake	Au, Ag	Canada	Production

Matilda*	Blackham Resources Limited	Offtake	Au	Australia	Production

Parral*	GoGold Resources Inc.	Offtake	Au	Mexico	Production

San Ramon*	Red Eagle Mining Corp.	Offtake	Au	Colombia	Production

Amulsar*	Lydian International Ltd.	Offtake	Au, Ag	Armenia	Development

Yenipazar*	Aldridge Minerals Inc.	Offtake	Au	Turkey	Development

* Acquired through the acquisition of Orion’s Portfolio

(1)	After the sale of a 15% interest in the royalties acquired from Teck Resources Limited to Caisse de dépôt et placement du Québec.
(2)

In December 2017, Yamana announced that Agnico Eagle will be acquiring its 50% interest in the jointly owned exploration properties of the Canadian Malartic Corporation except properties related to the Canadian Malartic mine. The transaction is expected to close in the beginning of 2018, after which Agnico Eagle will become the sole owner of such exploration properties.

(3)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(4)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements. The amendment was necessitated by the optioning, by Osisko Mining, of the Kan Project to Barrick Gold Corporation (“Barrick”). Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick, following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

(5)

In May 2016, Osisko entered into a financing agreement of $10.0 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. On November 29, 2017, the maturity date of the loan was extended to May 31, 2018.

(6)	Eldorado Gold Corp. has an option to buy-back 1% of the NSR royalty for $2.0 million.
(7)	Gross revenue royalty (“GRR”).

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Significant Producing Royalty and Stream Assets

Geographical Distribution of Royalty and Stream Assets

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Canadian Malartic Royalty (Agnico Eagle and Yamana)

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the “Partnership”) created by Agnico Eagle and Yamana (the “Partners”). The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by Osisko Mining Corporation and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine.

In February 2018, initial inferred mineral resources have been declared on the East Malartic deposit, which lies on the Canadian Malartic mine property close to the Odyssey Zone, has inferred mineral resources of 2.4 million ounces of gold (38.0 million tonnes grading 2.02 g/t gold) at underground depths above the 1,000 metre elevation.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone. In February 2017, the Partners have declared initial inferred mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.7 million tonnes grading 2.15 grams per tonne gold).

Update on operations

On February 14, 2018, Agnico Eagle announced that Canadian Malartic exceeded its targets for 2017 and produced 633,462 ounces of gold.

The Barnat extension project continues to progress on schedule and on budget. Since the beginning of the fourth quarter of 2017, the following activities were completed: an acoustic screen (noise barrier) for the road deviation was put in place, a temporary bridge was constructed and the new road bed foundation is being prepared. Tree cutting has been completed over the Barnat deposit and overburden stripping is ongoing. Production activities at Barnat are scheduled to begin in late 2019.

At the Canadian Malartic mine, exploration programs will be focused in 2018 on the Odyssey and East Malartic deposits, drilling 140,000 metres, to evaluate a number of near pit/underground targets.

Agnico Eagle also released its guidance for gold production at the Canadian Malartic mine: 650,000 ounces in 2018 and 2019 and 690,000 ounces in 2020.

For more information, refer to Agnico Eagle’s press release dated February 14, 2018 entitled “Agnico Eagles reports fourth quarter and full year 2017 results” available on www.sedar.com.

Éléonore Royalty (Goldcorp Inc.)

Through the acquisition of Virginia Mines Inc. (“Virginia”) in 2015, Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Commercial production for the Éléonore mine was declared on April 1, 2015. Current NSR royalty is at 2.2%.

Update on operations

On February 14, 2018, Goldcorp announced that the Éléonore mine had produced 305,000 ounces of gold in 2017. A total of 460,000 tonnes of ore were milled, at a an average mill head grade of 6.32 grams per tonne (recovery rate of 92%), compared to 399,000 tonnes of ore milled in 2016 at a mill head grade of 5.50 grams per tonne.

On January 16, 2018, as part of their Investor Day update, Goldcorp Inc. presented its outlook activities of the Éléonore mine. The new plan outlined a long-term production profile of the property to approximately 360,000 ounces of gold in 2018 and 400,000 ounces of gold thereafter.

On October 25, 2017, Goldcorp indicated that proven and probable gold mineral reserves as of September 30, 2017 totaled 3.8 million gold ounces, compared to 4.6 million gold ounces as of June 30, 2016. Mine depletion and resource model variance accounted for a decrease of 0.3 million ounces and 0.2 million ounces, respectively, while engineering changes resulted in the reclassification of 0.3 million ounces into the measured and indicated mineral resource category. Details of the mineral inventory can be found in the press release dated October 25, 2017 entitled “Goldcorp reports 2017 reserve and resource estimates and provides exploration update available on SEDAR at www.sedar.com.

For additional information, please refer to Goldcorp’s press release dated October 25, 2017 entitled Goldcorp reports 2017 reserve and resource estimates and provides exploration update and Goldcorp’s Management’s Discussion and Analysis for the year ended December 31, 2017, both filed on SEDAR at www.sedar.com, as well as the Investor Day 2018 presentation available on www.goldcorp.com.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Renard Stream (Stornoway Diamond Corporation)

The Renard diamond mine is operated by Stornoway Diamond Corporation (“Stornoway”) and is Québec's first and Canada's sixth producing diamond mine. It is located approximately 250 kilometres north of the Cree community of Mistissini and 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. Construction on the mine commenced on July 10, 2014, and commercial production was declared on January 1, 2017. The term of the Renard streaming for the forward sale of diamonds is until July 8, 2054, with automatic renewals for additional terms of 10 years each, subject to the Renard buyers' right to terminate. Under the terms of the Renard streaming agreement, Osisko is entitled to 9.6% of the Renard diamond mine production in exchange for payments of US$50 per carat, subject to an increase of 1% annually after January 1, 2020.

Update on operations

On January 11, 2018, Stornoway announced that during the fourth quarter, 518,817 tonnes of ore were processed compared to a plan of 540,000 tonnes resulting in diamond production of 398,267 carats compared to a plan of 415,940 carats (96% and 96% of plan respectively). Recovered grade was 77 carats per hundred tonnes (“cpht”), in line with the plan. Carat production was lower than planned due to the unscheduled batch processing of lower grade Renard 65 ore in November for the purpose of obtaining a valuation sample of Renard 65 diamonds. For the full year 2017, 1.96 million tonnes were processed with diamond production of 1.64 million carats at an attributable grade of 84 cpht. This compares to 2017 guidance of 2.00 million tonnes for 1.69 million carats at 85 cpht (97%, 98% and 99% of plan respectively).

The average processing rate of the plant during the fourth quarter, the second quarter of full production following completion of the project ramp-up, was 6,014 tonnes per day compared to the nameplate capacity of the plant of 6,000 tonnes per day.

Diamond recoveries at the Renard mine through 2017 were impacted by high levels of diamond breakage, and a higher than expected recovery of smaller diamonds than planned. In early August, the Stornoway board of directors approved an extraordinary capital budget of $22.0 million for a program of plant improvements aimed at improving the quality profile of the Renard production. At the center of this plan is the introduction of an ore-waste sorting circuit, rated at 7,000 tonnes per day and expandable, designed to extract waste rock in the +30mm - 200mm size range immediately prior to its introduction to the secondary cone crusher.

In 2018, Stornoway expects to produce 1.6 million carats from the processing of 2.5 million tonnes of ore at an average grade 65 cpht.

For additional information, please refer to Stornoway’s press release dated January 11, 2018 entitled Stornoway Announces Fourth Quarter and 2017 Production and Sales Results, and 2018 Production and Sales Guidance and filed on SEDAR at www.sedar.com.

Mantos Blancos Stream (Mantos Copper S.A.)

Mantos Copper S.A. (“Mantos”) is a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile. The Mantos stream agreement is for the life of mine and is based on 100% of the payable silver from the Mantos Blancos copper mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%. The purchase price for silver under the Mantos stream is 25% of the average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to OBL. Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50% in 2018, 2019 or 2020, provided that Mantos has delivered no less than 1.99 million ounces of silver to OBL under the stream agreement in which case Mantos shall make a cash payment of US$70 million to OBL.

OBL has a right of first refusal in respect of a financing by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos copper mine or the Mantoverde mine prior to June 30, 2018.

Update on operations

Production of silver at the Mantos Blancos mine and concentrator plant was better than expected at 148,436 ounces of payable silver for the fourth quarter of 2017 and 557,126 ounces of payable silver for year ended December 31, 2017. This was the result of changes in the mine plan that have resulted in phases being mined that have a higher silver grade.

Work on the Mantos Blancos concentrator debottlenecking project (“MB-CDP”) is progressing according to the plan and the feasibility study being developed by Hatch is targeted to be completed in March 2018. The MB-CDP project is expected to increase processing capacity at the concentrator by approximately 70%. The key environmental permits have all been received.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee mine operated by SSR Mining Inc. (“SSR Mining”).

Update on operations

On September 7, 2017, SSR Mining reported the results of a preliminary economic assessment (“PEA”) for the Seabee gold operation in Saskatchewan, Canada, to evaluate the expansion of the Seabee Gold Operation to a sustained mining and milling rate of 1,050 tonnes per day for a seven-year period. As per the PEA, estimated gold production would average 100,000 ounces per year over the period from 2018 to 2023, a 29% increase from 2016 production, with a peak production of 120,000 ounces in 2020, 55% higher than 2016 output.

On January 15, 2018, SSR Mining reported that, in the fourth quarter of 2017, the Seabee gold operation achieved record mill throughput of 89,237 tonnes or 970 tonnes per day, which combined with higher milled grades and improved recovery resulted in record quarterly gold production of 24,227 ounces, a 34% increase compared to the previous quarter. The Seabee gold operation produced 83,998 ounces of gold in 2017, marking record annual production in its 27-year history, resulting from an improved milling rate and higher gold grades.

Gold production at Seabee is estimated between 85,000 to 92,000 ounces for 2018.

For more information, refer to SSR Mining’s press release dated January 15, 2018, titled: “SSR Mining Reports Fourth Quarter and Year-End 2017 Production Results and 2018 Guidance” filed on www.sedar.com.

Brucejack Stream (Pretium Resources Inc.)

Pretium Resources Inc.’s (“Pretium”) Brucejack gold mine (“Brucejack”) is located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia and consists of 122,133 hectares (301,798 acres). Pretium declared commercial production at Brucejack on July 3, 2017. The Brucejack stream agreement has a delivery start date of January 1, 2020 and provides for an 8% gold and silver stream payable to OBL and BTO Midas L.P. (together referred to as the “Brucejack Stream Partners”) (4% attributable to OBL). The term of the Brucejack stream is the date on which Pretium has sold to the Brucejack Stream Partners 7,067,000 ounces of gold and 26,297,000 ounces of silver, including deliveries under the offtake agreement.

The buy-back and buy-down rights held by Pretium are as follows:

Right	Description	Election date	Total

Buy-back (2018)	Right to repurchase the entire stream	December 31, 2018	US$119.0 million ($149.3 million)

Buy-down (2018)	Right to reduce the stream percentage from 4% to 1.5%	December 31, 2018	US$75.0 million ($94.1 million)

Buy-back (2019)	Right to repurchase the entire stream	December 31, 2019	US$136 million ($170.6 million)

Buy-down (2019)	Right to reduce the stream percentage from 4% to 2%	December 31, 2019	US$75.0 million ($94.1 million)

The Brucejack stream agreement is subject to certain change of control provisions.

If Pretium does not exercise the right to reduce or repurchase the refined precious metals under the stream by December 31, 2019, US$20 million will be payable by Pretium (US$10 million attributable to OBL) and an 8% stream (4% attributable to OBL) will apply beginning January 1, 2020, with ongoing transfer payments of US$400 per ounce of gold and US$4.00 per ounce of silver.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Brucejack Offtake (Pretium Resources Inc.)

The Brucejack Offtake agreement applies to sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Brucejack Stream Agreement described above). OBL is required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% (50% attributable to OBL) of refined gold produced at the Brucejack project less the percentage of refined gold to be delivered pursuant to the Brucejack stream agreement (being between 0% and 4% attributable to OBL), subject to the reduction election described above. Pretium has the option to reduce the offtake obligation by one of the following options:

(i)

On December 31, 2018, Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$11 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

(ii)

On December 31, 2019 Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

Update on operations

On January 23, 2018, Pretium reported fourth quarter 2017 production for the Brucejack mine. During the fourth quarter of 2017, the Brucejack mine produced 70,281 ounces of gold for a total of 152,484 ounces for the first six months of production ramp-up. Gold recovery rate averaged 95.8% for the quarter and 96.2% for the first six months of production ramp-up respectively. The mill processed a total of 271,501 tonnes of ore for the fourth quarter for an average of 2,951 tonnes per day and a total of 532,763 tonnes of ore for an average of 2,895 tonnes per day for the first six months of production ramp-up.

As the ramp-up of mining into areas of higher definition drilling continues, steady state gold production is expected to be achieved in mid-to-late 2018. Gold production at Brucejack for the first half of 2018 is expected in the range of 150,000 ounces to 200,000 ounces, for total first year ramp-up gold production of 302,000 ounces to 352,000 ounces (July 1, 2017 to June 30, 2018). Grade reconciliation to the reserve model for the period from August 1, 2017 to December 31, 2017 was approximately 75% to 80%. The achievement of steady state mining in areas with higher drill density and the grade control program in full operation will enable Pretium to provide further production guidance later in 2018.

For more information on Brucejack, refer to Pretium’s press release dated January 23, 2018, titled: “Brucejack Mine Production Update; 2018 Guidance” filed on www.sedar.com.

Sasa Stream (Central Asia Metlas plc)

The Sasa mine is located in Macedonia and is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL’s entitlement under the Sasa stream applies to 100% of payable silver production in exchange for US$5 per ounce of refined silver increased annually from 2017 based on inflation. On November 6, 2017, Central Asia Metals plc completed the acquisition of Lynx Resources.

Amulsar Stream (Lydian International Ltd.)

The Amulsar project is a gold-bearing quartzite deposit located in southern Armenia. The Amulsar project is in the development and construction stage and production is expected to begin in 2018. Amulsar will be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. The details of the mineral inventory can be found under Lydian International Ltd.’s profile on SEDAR at www.sedar.com. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. OBL’s entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 142,454 ounces of refined gold and 695,549 ounces of refined silver are delivered. The stream agreement includes ongoing transfer payments by OBL to Lydian International Ltd. (“Lydian”) of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production. Lydian has the option to buy back a portion of the stream by one of the following options:

(i)	the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55M (US$34.38M attributable to OBL); or
(ii)	the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50M (US$31.25M attributable to OBL)

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Back Forty Streams (Aquila Resources Inc.)

The Back Forty project is a zinc and gold volcanogenic massive sulfide deposit located in Michigan, United States. The Back Forty project is in the development stage and advancing toward a feasibility study expected in 2018. Back Forty is expected to produce 532,000 ounces of gold, 721 million pounds of zinc, 74 million pounds of copper, 4.6 million ounces of silver, and 21 million pounds of lead. The details of the mineral inventory can be found under Aquila’s profile on SEDAR at www.sedar.com. The Back Forty silver stream applies to 75% of payable silver production over the mine’s operating life and includes ongoing transfer payments by OBL to Aquila of US$4.00 per ounce of refined silver delivered under the stream.

In November 2017, OBL acquired an additional gold stream on the Back Forty project. OBL will make staged upfront cash deposits to Aquila of up to US$55 million for the gold stream, and will make ongoing payments equal to 30% of the spot price of gold, to a maximum of US$600 per ounce. The gold stream applies to 18.5% of the refined gold from the project until 105,000 ounces of gold have been delivered, and to 9.25% of the refined gold for the remaining life-of-mine.

The deposit will be paid in four installments, as follows:

1.	US$7.5 million was paid on closing of the gold stream transaction;
2.	US$7.5 million payable upon receipt by Aquila of all material permits required for the development and operation of the project, and receipt of a positive feasibility study;
3.	US$10 million payable following a positive construction decision for the property; and
4.

US$30 million payable upon the first drawdown of an appropriate project debt finance facility, subject to the change of control provision. In the event of a change of control of Aquila prior to the advancement of the fourth deposit, the person or entity acquiring control over the project may elect to forego the fourth deposit, in which case the stream will be reduced to 9.5% of the refined gold from the project until 105,000 ounces of gold have been delivered and to 4.75% of the refined gold for the remaining life-of-mine. All other terms and conditions will remain unchanged.

Gibraltar Stream (Taseko Mines Limited)

On March 3, 2017, Osisko closed the acquisition of a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko having a 75% interest in Gibraltar. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Black-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees). With regards to the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

Under the stream, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large mineral reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable mineral reserves as of January 1, 2016). The details of the mineral inventory can be found under Taseko’s profile on SEDAR at www.sedar.com.The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year mineral reserve life of Gibraltar. Any silver in respect of which a delivery was made after January 1, 2017, was subject to the stream.

Update on operations

In July 2017, the production at the Gibraltar mine was affected by the wild forest fires in the region that forced the mining and milling operations to be idled or reduced for several days. However, Gibraltar has maintained a stable level of operations and management continues to focus on further improvements to operating practices to reduce unit costs.

Island Gold Royalty (Alamos Gold Inc.)

The Company is receiving in-kind royalties from its Island Gold NSR royalty (ranging from 1.38% to 2.55%) since the first quarter of 2016, currently operated by Alamos Gold Inc. (“Alamos”). Alamos acquired Richmont Mines Inc. (“Richmont”) in November 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Update on operations

In the fourth quarter of 2017, Alamos reported production at Island Gold mine of 22,100 ounces of gold for the quarter and 98,600 ounces for the year. The mine achieved record production level in the third quarter of 2017 and beat annual production guidance previously provided by Richmont.

For more information, refer to Alamos’ press release dated January 11, 2018, titled “Alamos Reports Fourth Quarter 2017 Production and Provides 2018 Outlook” filed on www.sedar.com.

Horne 5 Project (Falco Resources Ltd.)

In May, 2016, Osisko closed a financing agreement with Falco Resources Ltd. (“Falco”), an associate of Osisko, whereby Osisko provided a $10.0 million loan to be used for the advancement of the Horne 5 Project (Rouyn-Noranda, Québec) and for general corporate purposes. The loan had an original 18 month maturity, which was extended to 24 months, and bears an interest of 7%. Under the terms of the financing, Falco and Osisko shall negotiate, by the end of May 2018, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement"), which shall be substantially in the form typical for such transaction in the industry, whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash. Under certain events of default, Osisko may, at its option, require the repayment of the principal amount and the accrued interest in cash.

In October 2017, Falco released a positive feasibility on the Horne 5 Project. The feasibility study indicated that, at a gold price of US$1,300/oz and using an exchange rate of C$1.00 = US$0.78, the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of US$602 million and an after-tax internal rate of return of 15.3%. As per Falco, in this scenario, the mine could become the next significant gold producer in Québec, with a production profile averaging 219,000 payable ounces annually over the life of mine, with an all-in sustaining cash cost of US$399 per ounce net of by-product credits and all-in cost, capital expenditures plus operating expenditures, estimated at US$643 per ounce. The Environmental Impact Assessment study was filed with the authorities in December 2017.

For more information, refer to Falco’s press release dated October 16, 2017, titled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project” and filed on www.sedar.com

Cariboo Gold Project (Barkerville Gold Mines Ltd.)

The Company holds a 2.25% NSR royalty on the Cariboo Gold Project located in British Columbia, Canada, and owned by Barkerville, an associate of Osisko, including a 0.75% NSR royalty acquired in April 2017 for $12.5 million. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Windfall Lake (Osisko Mining Inc.)

On October 4, 2016, Osisko exercised its option to acquire a 1% NSR royalty on Osisko Mining Inc.’s (“Osisko Mining”) Windfall Lake property for $5.0 million. Osisko was already the holder of a 0.5% NSR royalty on Windfall Lake. Therefore, the royalty on the Windfall Lake property has increased to a total of 1.5%. Osisko Mining is an associate of Osisko.

Osisko Mining is currently undergoing an 800,000 meter drill program at Windfall Lake, where the 400,000 meter milestone was reached in October 2017. A metallurgical program is ongoing and the construction of the exploration ramp is progressing. Osisko Mining is planning a resource update in the first half of 2018.

Hermosa Project (Arizona Mining Inc.)

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. (“Arizona Mining”) and located in Santa Cruz County, Arizona.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining, Barkerville, Dalradian and Falco.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the year ended December 31, 2017, Osisko acquired investments for $226.8 million and sold investments for $71.1 million.

The following table presents the carrying value and fair value of the investments in marketable securities as at December 31, 2017 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	257,433	332,140
Other	106,841	106,841
	364,274	438,981

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9,

Financial Instruments.
(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2017.

Main Strategic Investments

The following table presents the main strategic investments of the Company (in thousands of dollars):

	Number of			Carrying		Fair
Company	shares held(i)	Ownership(i)		value(i),(ii)		value(i),(ii)
		%	$		$

Osisko Mining Inc.	32,302,034	15.5		73,635		109,504
Barkerville Gold Mines Ltd.	142,309,310	32.7		89,556		106,732
Dalradian Resources Inc.	31,717,687	8.9		40,122		42,026
Falco Resources Ltd.	23,927,005	12.7		15,652		20,817

(i)	As at December 31, 2017.
(ii)	See table above for definition of carrying value and fair value.

Osisko Mining Inc.

In August 2015, Osisko Mining acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new Canadian focused gold exploration and development company. In 2015, Osisko invested $17.8 million in shares of Osisko Mining and was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 for $5.0 million and includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%), where Osisko Mining is currently pursuing a 800,000 meter drilling program. In March 2016, Osisko Mining acquired all of the outstanding shares of NioGold Mining Corporation. In 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements, on properties held by Osisko in the James Bay area. The amendment was necessitated by the optioning of the Kan Project to Barrick. The transaction is detailed in the Summary of Royalty, Stream and Offtake Interests table of this MD&A. In 2016, the Company invested $6.8 million in Osisko Mining and in 2017, invested an additional $40.1 million. As at December 31, 2017, the Company holds 32,302,034 common shares representing a 15.5% interest in Osisko Mining (13.5% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Osisko Mining, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Barkerville Gold Mines Ltd.

Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada, where it is executing a 160,000 meter drilling program. In November, 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25.0 million. In April, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25%. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko will retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. In 2015 and 2016, Osisko acquired common shares of Barkerville for $11.0 million and $8.2 million, respectively. In 2017, Osisko invested an additional $52.1 million. As at December 31, 2017, the Company holds 142,309,310 common shares representing a 32.7% interest in Barkerville (17.3% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Barkerville, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Dalradian Resources Inc.

On October 10, 2017, Osisko entered into a subscription agreement with Dalradian pursuant to which Osisko made an investment of $28.3 million in Dalradian by way of a non-brokered private placement. As at December 31, 2017, Osisko holds 31,717,687 common shares representing an 8.9% interest in Dalradian (2.6% as at December 31, 2016). The subscription agreement entered into with Dalradian contains various covenants and rights, including among other things, a standstill, participation rights to maintain Osisko’s pro rata interest in Dalradian and rights to match other offers for project financing. As the Chief Executive Officer of Osisko is also a member of the board of directors of Dalradian, the Company concluded that it exercises significant influence over Dalradian and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco’s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. In 2015 and 2016, Osisko acquired additional common shares in Falco for $2.4 million and $3.3 million, respectively. In addition, Osisko entered into a financing agreement of $10.0 million with Falco in 2016, which will be applied against a stream deposit to be negotiated by May 31, 2018 (the original maturity date was November 30, 2017, which was subsequently extended to May 31, 2018) or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. In 2017, Osisko acquired additional shares of Falco for $4.0 million. As at December 31, 2017, the Company holds 23,927,005 common shares representing a 12.7% interest in Falco (14.2% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Falco, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Other Significant Investment

Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% equity interest in Labrador Iron Ore Royalty Corporation (“LIORC”). The Company received $113.4 million in proceeds (including $98.2 million in 2016 and $15.2 million in 2017). Since the initial investment in LIORC, the Company received $10.7 million in dividends (including $6.3 million in 2016 and $0.2 million in 2017). As Osisko’s interest has been completely liquidated, the Company will not be receiving non-taxable dividend income going forward.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Arizona Mining Inc.

Over the second half of 2017, Osisko sold its equity interest in Arizona Mining for proceeds of $47.1 million, including from the sale of shares following the exercise of warrants in October 2017. Osisko realized a pre-tax accounting gain of $30.2 million (including the change in fair value of the warrants) on the transaction and a gain of $34.1 million based on the cash cost1 of the shares. Osisko still holds a 1% NSR royalty purchased for $10.0 million in April 2016 on all sulfide ores of lead and zinc (and any copper, silver or gold recovered from the concentrate from such ores) mined from Arizona Mining’s Hermosa Project located in Santa Cruz County, Arizona.

________________________________

1

The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment. The gain or the loss is calculated by subtracting the cash acquisition cost from the cash proceeds on the sale of an investment.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

•	Promoting the mining industry and its benefits to society;
•	Maintaining strong relationships with Federal, Provincial, Municipal and First Nations Governments;
•	Supporting the economic development with regions where Osisko operates (directly or indirectly through its interests);
•	Supporting university education in mining fields and employee development;
•	Promoting diversity throughout the organization and the mining industry;
•	Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance in the sustainability areas.

Exploration and Evaluation Activities

As a result of earn-in agreement with Osisko Mining, which is described under the Summary of Royalty, Stream and Offtake Interests table of this MD&A, the exploration and evaluation activities have been significantly reduced and were concentrated on the Coulon project (James Bay area). During the year ended December 31, 2017, the investments amounted to $2.0 million, net of tax credits. As at December 31, 2017, the carrying value of the Coulon project was $59.9 million ($57.8 million as at December 31, 2016) and the carrying value of the other properties, including those under the earn-in agreements with Osisko Mining, was $42.3 million ($42.2 million as at December 31, 2016). A 10,000 meter drilling program was completed on the Coulon Project in 2017. The Company is finalizing its preliminary economic assessment which was initiated in 2017.

In November, 2017 the non-controlling shareholders of Mines Coulon Inc., the subsidiary holding the Coulon project, exercised the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, representing $12.0 million. The amount was settled by the issuance of 772,810 common shares of the Company. As such, Osisko is now the sole owner of the Coulon project.

Revolving Credit Facility

In November 2017, the Company amended its revolving credit facility (the “Facility”) increasing the amount from $150 million to $350 million, with an additional uncommitted accordion of up to $100 million, for a total availability of up to $450 million. The increase is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company’s assets (including the royalty, stream and other interests) and has a four-year term (November 14, 2021), which can be extended by one year on each of the first two anniversary dates.

The Facility is subject to standby fees. Funds drawn will bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. On July 31, 2017, the Facility was drawn for US$118.0 million (representing $148.0 million as at December 31, 2017) to fund the acquisition of Orion’s Portfolio. As at December 31, 2017, the interest rate was 2.96%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at December 31, 2017, all such ratios and requirements were met.

Bought Deal of Convertible Senior Unsecured Debentures

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures (the “Debentures”) of $300 million (the “Offering”) with a syndicate of underwriters co-led by National Bank Financial Inc., BMO Capital Markets and Desjardins Capital Markets (the “Underwriters“). The Offering was comprised of a $184.0 million public offering of Debentures (the “Public Offering“) and a $116.0 million private placement of Debentures (the “Private Offering“). In connection with the Offering, the Public Sector Pension Investment Board and Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec, purchased respectively $100.0 million and $16.0 million of Debentures through the Private Offering on the same terms and conditions as the Public Offering. The Underwriters have received a commission of 3.55% related to the Offering. Net proceeds amounted to $288.5 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “OR.DB”. The net proceeds from the Offering will be used to fund the acquisition of precious metal royalties and streams, working capital, and general corporate purposes.

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared and paid or payable:

	Dividend			Dividends paid
Declaration date	per share	Record date(i)	Payment date(i)	or payable
	$			$
Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,265,000
May 4, 2017	0.04	June 30, 2017	July 17, 2017	4,270,000
August 3, 2017	0.05	September 30, 2017	October 16, 2017	7,850,000
November 7, 2017	0.05	December 29, 2017	January 15, 2018	7,890,000
Year 2017	0.18			24,275,000

February 16, 2018	0.05	March 30, 2018	April 16, 2018	tbd(ii)
Year 2018	0.05

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on March 30, 2018 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend Reinvestment Plan

In 2015, the Company implemented a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017) to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at December 31, 2017, the holders of 6,863,864 common shares had elected to participate in the DRIP, representing dividends payable of $343,000. During the year ended December 31, 2017, the Company issued 88,536 common shares under the DRIP, at a discount rate of 3%. On January 17, 2018, 24,513 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Gold Market and Currency

Gold Market

The price of gold gained more than 12% since January 2017 after its initial rebound in 2016, and recorded its best-performing year since 2011 after several consecutive years of declines. It has been driven by a weaker U.S. dollar, extremely loose monetary policy pursued by nearly all key central banks and safe-haven buying prompted by global political uncertainties. Despite a rally in global stock markets and rising U.S. interest rates, gold had a good performance in 2017.

Gold prices came under pressure during the fourth quarter of 2017 falling from a high of US$1,357 per ounce to a low of US$1,236 per ounce in mid-December. Anticipation that Federal Reserve would raise rates at its December meeting, liquidation by speculators and easing of political tensions with North Korea have accelerated the bearish sentiment. Overall, gold prices were almost unchanged in the fourth quarter of 2017 and gained US$8 per ounce quarter over quarter on the London fix to close at US$1,291 per ounce. The average price was slightly lower from the third quarter of 2017 at US$1,275 per ounce and US$53 per ounce higher on a year over year basis. The prices were volatile during the fourth quarter with a trading range of US$62 per ounce and closed at US$1,291 per ounce as at December 31, 2017. The average gold price gained US$6 per ounce in 2017 to US$1,257 compared to US$1,251 in 2016.

Following the Federal Reserve’s decision to raise interest rates by 25 basis point in December 2017 and leaving the rates unchanged in January 2018, U.S. dollar has weakened and gold prices have recovered strongly to US$1,340 in January 2018. Oil and base metal prices were rallying also into the year-end and demand has started to increase for the commodity sector.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2017	$1,346	$1,151	$1,257	$1,291
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205

In Canadian dollar terms, the average price per ounce of gold for the fourth quarter of 2017 averaged $1,621 per ounce compared to $1,601 per ounce in the third quarter of 2017. The average price in 2017 was $1,632 per ounce compared to $1,657 per ounce in 2016.

Currency

The Company is subject to currency fluctuations as its revenues are mainly in U.S. dollars and its expenses (other than those related to streams and offtakes agreements) are mainly denominated in Canadian dollars. The Company can hold cash balances in U.S. dollars to diversify its resources, which can create volatility in gains and losses on foreign exchange on the consolidated statement of income (loss) for subsidiaries having the Canadian dollar as their functional currency. A weaker Canadian dollar increases the revenues presented in Canadian dollars on the consolidated statement of income (loss) as the sales of gold and silver are traded in U.S. dollars. To compensate for the risk that a weaker Canadian dollar would have on the Company’s purchasing power of U.S. dollar denominated investments, the Company holds a certain percentage of its cash in U.S. dollars.

After recovering from its December 2016 decline, the Canadian dollar performed relatively well against the U.S. dollar in the first months of 2017, before falling again in April and early May to a low of 1.3743 against the U.S. dollar. From May to the end of September, the Canadian currency recovered strongly against the U.S. dollar and reached a two-year high of 1.2128 against the U.S. dollar, supported by the beginning of monetary tightening in Canada and stronger than expected economic data for the first half of the year. The dollar traded between a range of 1.2128 and 1.3743 and closed at 1.2545 for an average of 1.2986 in 2017 compared to 1.3248 in 2016.

In July and September, 2017, the Bank of Canada increased the overnight rate target by 0.25% to 1.00%. The Federal Reserve raised the rate by 0.25% in March, June and December to 1.50%.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	2017	2016	2015
	$	$	$

Revenues	213,216	62,677	45,415
Gross profit	59,506	51,243	44,827
Impairment charge on royalty, stream and other interests	(89,000)	-	-
Operating income (loss)	(70,435)	29,089	18,224
Net earnings (loss)(2)	(42,501)	42,113	28,749
Basic net earnings (loss) per share(2)	(0.33)	0.40	0.33
Diluted net earnings (loss) per share(2)	(0.33)	0.40	0.32

Total assets	2,516,343	1,416,304	1,081,433
Total long-term debt	464,308	45,780	-

Average selling price of gold (per ounce sold)
In C$(3)	1,627	1,643	1,486
In US$	1,277	1,245	1,153

Operating cash flows	48,761	53,444	28,904

Weighted average shares outstanding (in thousands)
Basic	127,939	104,671	87,856
Diluted(4)	127,939	104,824	88,938

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)	Attributable to Osisko’s shareholders.
(3)	Using actual exchange rates at the date of the transactions.
(4)	As a result of the net loss for the year ended December 31, 2017, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

Overview of Financial Results

Financial Summary – 2017

•	Record revenues from royalties and streams of $93.8 million ($213.2 million including offtakes) compared to $62.7 million in 2016;

•	Gross profit of $59.5 million compared to $51.2 million in 2016;

•	Impairment charge of $89.0 million on the Éléonore NSR royalty interest ($65.4 million, net of income taxes);

•	Operating loss of $70.4 million compared to an operating income of $29.1 million in 2016;

•	Net loss attributable to Osisko’s shareholders of $42.5 million or $0.33 per basic and diluted share, compared to net earnings of $42.1 million or $0.40 per basic and diluted share in 2016;

•	Adjusted earnings[1] of $22.7 million or $0.18 per basic share[1] compared to $34.2 million or $0.33 per basic share in 2016;

•	Net cash flows provided by operating activities of $48.7 million compared to $53.4 million in 2016.

Revenues increased in 2017 mainly as a result of the acquisition of Orion’s Portfolio.

Gross profit reached $59.5 million in 2017 compared to $51.2 million in 2016 as a result of higher revenues. Cost of sales increased from $0.1 million in 2016 to $125.6 million mainly as a result of the offtake agreements acquired through the acquisition of Orion’s Portfolio. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds.

________________________________

1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

In 2017, the Company incurred an operating loss as a result of an impairment charge of $89.0 million on the Éléonore royalty interest. Excluding the impairment charge, operating income would have amounted to $18.6 million compared to $29.1 million in 2016. The decrease in operating income in 2017, in addition to the impairment charge, is mainly the result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $8.9 million and higher general and administrative expenses (“G&A”), partially offset by higher gross profit. The increase in G&A expenses is mainly due to higher salary expenses as a result of higher bonuses payable to management following the acquisition of Orion’s Portfolio, higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the objectives achievements related to 2014 RSUs which vested and were paid in September 2017) and higher general costs due to the increased activities of the Company in 2017. The year 2017 is the first year where 3 years of stock options, RSUs and DSUs are outstanding. Stock options and RSUs vest over a three-year period. Business development expenses increased by $10.4 million mainly as a result of the transaction costs related to the acquisition of Orion’s Portfolio, higher bonuses payable to management, higher share-based compensation expenses related to the deferred and restricted share units and higher general costs due to increased activities in 2017.

The net loss attributable to Osisko’s shareholders in 2017 is mainly the result of the impairment charge of $89.0 million, a lower operating income, a higher foreign exchange loss, higher finance costs, the absence of dividend income following the sale of the shares of LIORC in 2016 and early 2017, partially offset by higher interest income.

Adjusted earnings decreased to $22.7 million compared to $34.2 million in 2016 as a result of higher G&A, lower dividend income and higher finance costs, partially offset by higher gross profit.

Net cash flows provided by operating activities decreased in 2017 as a result of the fees related to the acquisition of Orion’s Portfolio and the settlement of restricted share units for $5.5 million, partially offset by higher gross profit.

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the years ended December 31, 2017 and 2016 (in thousands of dollars, except amounts per share):

		2017	2016
		$	$

Revenues	(a)	213,216	62,677

Cost of sales	(b)	(125,645)	(143)
Depletion of royalty, stream and offtake interests	(c)	(28,065)	(11,291)
Gross profit	(d)	59,506	51,243

Other operating expenses
General and administrative	(e)	(26,176)	(16,715)
Business development	(f)	(18,706)	(8,282)
Impairment of royalty, stream and other interests	(g)	(89,000)	-
Exploration and evaluation, net of tax credits	(h)	(204)	1,240
Other gains (expenses), net	(i)	20	(1,436)
Cost recoveries from associates	(j)	4,125	3,039

Operating income (loss)		(70,435)	29,089

Other revenues, net	(k)	4,500	22,489

Earnings (loss) before income taxes		(65,935)	51,578

Income tax recovery (expense)	(l)	23,147	(9,724)

Net earnings (loss)		(42,788)	41,854

Net earnings (loss) attributable to:
Osisko’s shareholders		(42,501)	42,113
Non-controlling interests		(287)	(259)

Net earnings (loss) per share attributable to Osisko’s shareholders
Basic		(0.33)	0.40
Diluted		(0.33)	0.40

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

(a)	Revenues are comprised of the following:

	Years ended December 31,
	2017				2016
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce /	/ Carats	revenues		per ounce	/ Carats	revenues
	carats ($)	sold	($000’s	)	($)	sold	($000’s	)

Gold sold	1,627	111,501	181,390		1,643	37,402	61,444
Silver sold	22	887,760	19,216		23	32,836	747
Diamonds sold	106	71,150	7,560		-	-	-
Other (paid in cash)	-	-	5,050		-	-	486
			213,216				62,677

The effective date of the acquisition of Orion’s Portfolio was June 1, 2017. However, revenues of royalties, streams and offtakes acquired from Orion are only included in revenues from July 31, 2017 onward, the acquisition date for accounting purposes.

(b)	Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The significant increase in 2017 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

(c)	The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The significant increase in 2017 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

	Years ended December 31,
	2017	2016
	$	$
Royalty interests
Revenues	74,041	62,677
Cost of sales	(286)	(143)
Depletion	(15,475)	(11,291)
	58,280	51,243

Stream interests
Revenues	19,751	-
Cost of sales	(7,385)	-
Depletion	(11,283)	-
	1,083	-

Offtake interests
Revenues	119,424	-
Cost of sales	(117,974)	-
Depletion	(1,307)	-
	143	-

Total – Gross profit	59,506	51,243

(e)	In 2017, G&A expenses were $26.2 million compared to $16.7 million in 2016. The increase is mainly due to higher salary expenses as a result of higher bonuses payable to management following the acquisition of Orion’s Portfolio, higher share- based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the objectives achievements related to the 2014 RSUs which vested and were paid in September 2017) and higher general costs due to increased activities in 2017.

The increase in G&A expenses was partly offset by an increase in cost recoveries from associates.

(f)	Business development expenses increased to $18.7 million in 2017 compared to $8.3 million in 2016. The increase is mainly the result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $8.9 million, higher salary expenses as a result of higher bonuses payable to management following the acquisition of Orion’s Portfolio, higher share- based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the objectives achievements related to the 2014 RSUs which vested and were paid in September 2017) and higher general costs due to increased activities in 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

(g)

The operator of the Éléonore gold mine in Québec, Canada reviewed its guidance on long-term annual gold production to 400,000 ounces, which is significantly lower compared to the design capacity of 600,000 ounces. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2017. As a result, the Company recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2017.

The Éléonore NSR royalty was written down to its estimated recoverable amount of $300.0 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 400,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,300 per ounce and a post-tax real discount rate of 4.2%.

(h)

In 2016, the use of exploration tax credits of $2.2 million resulted in a net recovery of $1.2 million in exploration and evaluation. Excluding these exploration tax credits, expenses in exploration and evaluation amounted to $1.0 million in 2016 compared to $0.2 million in 2017. Through the farm-out agreement concluded with Osisko Mining in October 2016 and reduction of activities in Mexico, the Company’s exploration and evaluation expenses have been significantly reduced.

(i)

In 2016, other expenses are comprised of a loss on disposal of an exploration and evaluation asset of $0.3 million (the Company disposed of an exploration property having a carrying value of $0.8 million in exchange for shares in a new associate having a fair value of $0.5 million), a write-off of property and equipment of $0.5 million and an impairment charge on exploration and evaluation assets of $0.7 million (the Company wrote-off a grassroots project in the James Bay area where it does not expect substantial expenses to be incurred in the future).

(j)

Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased during 2016 and 2017, explaining the increase in cost recoveries in 2017.

(k)

Other revenues, net, amounted to $4.5 million in 2017 and include a net gain on investments of $30.8 million (comprised of a net gain on dilution of investments in associates of $30.6 million) and interest revenues of $4.3 million, partially offset by a loss on foreign exchange of $16.1 million, a share of loss of associates of $6.1 million and finance costs of $8.4 million.

Other revenues, net, of $22.5 million in 2016 includes a net gain on investments of $30.2 million (including a gain of $3.4 million on the disposal of NioGold Mining Corporation, an associate, acquired by Osisko Mining, another associate, a gain on dilution of investments of $12.0 million and a gain on acquisition of investments of $8.4 million), dividend income of $4.9 million and interest revenues of $3.3 million, partially offset by a loss on foreign exchange of $5.8 million, a share of loss of associates of $6.6 million and finance costs of $3.4 million.

(l)

The effective income tax rate for the year 2017 is 35.1% compared to 19% in 2016. The statutory rate is 26.8% in 2017 and 26.9% in 2016. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), non-taxable dividend income, and non-deductible expenses. In 2017, an amount of $132,000 is related to cash taxes on royalties earned in foreign jurisdictions. In 2016, the income tax expense is only related to deferred income taxes.

Liquidity and Capital Resources

As at December 31, 2017, the Company’s cash and cash equivalents amounted to $333.7 million compared to $499.2 million as at December 31, 2016. Significant variations in the liquidity and capital resources in 2017 are explained below under the Cash Flows section.

The Company has a Facility of $350.0 million as at December 31, 2017, of which US$118.0 million ($148.0 million based on the the Bank of Canada daily exchange rate of December 31, 2017) was drawn on July 31, 2017 to fund the acquisition of Orion’s Portfolio. Refer to the Revolving Credit Facility section of this MD&A for further detail.

The Company also used US$182.8 million ($228.9 million based on the Bank of Canada daily exchange rate of July 31, 2017) from its cash and cash equivalents balance and the cash received from the private placement to Caisse and Fonds F.T.Q. to fund the balance of the cash portion of Orion’s Portfolio acquisition.

As previously discussed in this MD&A, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $288.5 million. Refer to the Bought Deal of Convertible Senior Unsecured Debentures section of this MD&A for further detail.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Years ended December 31,
	2017	2016
	$	$
Cash flows
Operations	49,156	54,219
Working capital items	(440)	(775)
Operating activities	48,716	53,444
Investing activities	(877,515)	(15,053)
Financing activities	678,937	208,200
Effects of exchange rate changes on cash and cash equivalents	(15,682)	(5,851)
Increase (decrease) in cash and cash equivalents	(165,544)	240,740
Cash and cash equivalents – beginning of year	499,249	258,509
Cash and cash equivalents – end of year	333,705	499,249

Operating Activities

Cash flows provided by operating activities in 2017 amounted respectively to $48.7 million compared to $53.4 million in 2016.

Net cash flows provided by operating activities decreased in 2017 as a result of the transaction costs related to the acquisition of Orion’s Portfolio ($8.9 million) and the settlement of restricted share units for $5.5 million, partially offset by higher gross profit.

Investing Activities

Cash flows used in investing activities amounted to $877.5 million in 2017 compared to $15.1 million in 2016. In 2017, Osisko paid $621.4 million, net of cash acquired of $8.7 million, for the acquisition of Orion’s Portfolio, settled foreign exchange forward contracts which generated a cash loss of $21.1 million, invested $226.8 million in marketable securities, including $52.1 million for additional shares of Barkerville (an associate), $40.1 million for additional shares of Osisko Mining (an associate), $34.7 million for additional shares of Dalradian (an associate) and $4.0 million for additional shares of Falco (an associate). Osisko also invested $80.1 million in royalty and stream interests, including $42.7 million to acquire a silver stream on the Gibraltar mine (including transaction costs and net of the fair value of the warrants received as part of the transaction) and $12.5 million to acquire a 0.75% NSR royalty on the Cariboo project held by Barkerville, and $1.1 million on exploration and evaluation assets, net of tax credits. Proceeds on the sale of investments generated $71.1 million and short-term investments were reduced by $2.0 million.

The Company had entered into foreign exchange forward contracts to buy US$204.0 million at a weighted average rate of $1.3480 US$/CA$ and had designated these contracts as cash flow hedges related to the acquisition of Orion’s Portfolio, as the cash portion of the purchase price was fixed at a rate of 1.3485 US$/CA$. These contracts were settled on July 31, 2017 (acquisition date of Orion’s Portfolio) and generated a cash loss of $21.1 million.

In 2016, the Company invested $82.4 million in marketable securities, $55.3 million in royalty interests, including $23.0 million for a royalty on the Cariboo gold project held by Barkerville (an associate), $10.0 million for a royalty on the Hermosa project held by Arizona Mining and $10.0 million for a royalty or stream financing (to be negotiated) on the Horne 5 project held by Falco (an associate) and $8.3 million in exploration and evaluation assets (net of investment tax credits), mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $129.2 million from the sale of investments, including $98.2 million from the sale of shares of LIORC, and $3.6 million from the sale of royalty interests in 2016.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Financing Activities

In 2017, cash flows provided by financing activities amounted to $678.9 million compared to $208.2 million in 2016. During the year 2017, Osisko completed an equity financing with Caisse and Fonds F.T.Q. for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement to fund a portion of the cash consideration and support the acquisition of Orion’s Portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per share. The financing was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $376,000 were incurred for the financing, of which $190,000 were paid in 2017.

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $288.5 million. Refer to the Bought Deal of Convertible Senior Unsecured Debentures section of this MD&A for further detail.

Osisko also drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility, also to fund a portion of the acquisition price of Orion’s Portfolio. The Company paid $19.3 million in dividends to its shareholders and $1.8 million under the Normal Course Issuer Bid.

Investments of non-controlling interests in Mines Coulon Inc. increased liquidities by $1.3 million and the exercise of share options and the employee share purchase plan that generated $3.0 million.

In 2016, cash flows provided by financing activities reached $208.2 million and included a financing with Ressources Québec for a $50.0 million convertible debenture and a bought deal public offering of 11,431,000 units of Osisko for gross proceeds of $172.6 million, both completed during the first quarter. Investments of non-controlling interests also increased liquidities by $4.5 million and the exercise of share options and the shares purchase plan generated $5.3 million. The Company paid $8.9 million in share issue costs and financing fees and $15.3 million in dividends to its shareholders during the same period.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross		Net Cash
	Units	($)	Proceeds		Proceeds
			($000’s	)	($000’s	)

2017
Bought deal – convertible debentures(i)	n/a	n/a	300,000		288,476
Private placement(ii)	19,272,820	14.27	275,000		261,060
Revolving credit facility(ii)	n/a	n/a	147,323		147,323
Exercise of share options	43,970	14.21	625		625
Exercise of replacement share options(vi)	190,471	11.28	2,148		2,148
Employee share purchase plan	15,426	15.04	233		233
Total	19,522,687		725,329		699,865
2016
Convertible debenture(iii)	n/a	n/a	50,000		49,225
Issuance of Units (bought-deal financing)(iv)	11,431,000	15.10	172,608		164,543
Exercise of share options	12,335	15.22	188		188
Exercise of replacement share options(vi)	505,756	9.50	4,806		4,806
Employee share purchase plan	21,762	15.27	332		332
Total	11,970,853		227,934		219,094

2015
Issuance of special warrants(v)	10,960,000	18.25	200,020		189,158
Exercise of replacement share options(vi)	750,837	6.51	4,887		4,887
Total	11,710,837		204,907		194,045

2014 – from June 16
Private placements(vii)	2,794,411	15.03	42,000		39,173
Total	2,794,411		42,000		39,173

Cumulative cash proceeds			1,200,170		1,152,177

(i)

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $288.4 million. The debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

(ii)

On July 31, 2017, Osisko closed a private placement with CDP and Fonds F.T.Q. to fund a portion of the acquisition price of Orion’s Portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per common share plus a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additionally, Osisko drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility with the National Bank of Canada and Bank of Montreal.

(iii)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(iv)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(v)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(vi)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(vii)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to Caisse and Fonds F.T.Q. at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	333,705	108,902	348,642	423,567	499,249	392,717	424,491	439,009
Short-term investments	-	1,447	1,547	2,547	2,100	100	100	100
Working capital	324,101	113,689	329,927	419,325	494,882	389,074	421,443	438,074
Total assets	2,516,343	2,320,930	1,438,511	1,421,569	1,416,304	1,399,012	1,354,799	1,312,929
Total long-term debt	464,308	193,738	46,236	46,005	45,780	45,552	45,328	45,110
Equity	1,894,405	1,931,759	1,218,302	1,218,717	1,214,304	1,200,734	1,162,225	1,127,542
Revenues	109,552	68,179	18,359	17,126	13,709	17,570	15,792	15,606
Net cash flows from operating activities	21,523	1,094	14,082	12,013	12,782	14,978	15,864	9,820
Impairment of Éléonore royalty, net of income taxes	(65,415)	-	-	-	-	-	-	-
Net earnings (loss) attributable to Osisko’s shareholders	(64,348)	6,728	11,043	4,076	8,679	17,757	15,737	(60)
Basic net earnings (loss) per share	(0.41)	0.05	0.10	0.04	0.08	0.17	0.15	-
Weighted average shares outstanding (000’s)
- Basic	157,256	140,605	106,656	106,543	106,612	106,564	106,374	99,093
- Diluted	157,256	140,837	106,771	106,628	106,675	106,757	106,570	99,093
Share price – TSX - closing(2)	14.52	16.10	16.85	14.78	13.09	14.36	16.89	13.87
Share price – NYSE – closing(3)	11.56	12.91	12.22	11.10	9.72	10.94	n/a	n/a
Warrant price – TSX - closing(4)
OR.WT	2.40	2.80	2.75	2.80	2.75	3.42	3.08	1.95
OR.WT.A	1.41	2.45	2.65	2.20	2.25	2.70	3.75	2.00
Price of gold (average US$)	1,275	1,278	1,257	1,219	1,222	1,335	1,260	1,183
Closing exchange rate(5) (US$/Can$)	1.2713	1.2480	1.3449	1.3322	1.3427	1.3117	1.3009	1.2971

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Bank of Canada Daily Rate in 2017 (Bank of Canada Noon Rate in 2016 and 2015).

During the first quarter of 2016, the Company closed a $172.6 million equity financing and issued a $50.0 million convertible debenture. During the third quarter of 2017, Osisko acquired Orion’s Portfolio for a total acquisition price of $1.1 billion, including $621.4 million paid in cash, net of cash acquired, of which $228.9 million was paid from Osisko’s current cash and cash equivalents. The balance of the cash portion was paid through an equity financing and the credit facility. In the fourth quarter of 2017, the Company issued convertible senior unsecured debentures for net proceeds of $288.5 million.

During the fourth quarter of 2017, the Company recorded an impairment charge of $89.0 million ($65.4 million, net of income taxes) on the Éléonore NSR royalty.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Fourth Quarter Results

•	Revenues from royalties and streams of $32.1 million ($109.6 million including offtakes) compared to $13.7 million in the fourth quarter of 2016;

•	Gross profit of $15.7 million compared to $10.9 million in the fourth quarter of 2016;

•	Impairment charge of $89.0 million on the Éléonore NSR royalty interest ($65.4 million, net of income taxes);

•	Operating loss of $83.5 million compared to operating income of $6.8 million in the fourth quarter of 2016

•	Net loss attributable to Osisko’s shareholders of $64.3 million or $0.41 per basic and diluted share, compared to net earnings of $8.7 million or $0.08 per basic and diluted share in the fourth quarter of 2016;

•	Adjusted earnings[1] of $1.0 million or $0.01 per basic share[1] compared to $6.9 million or $0.07 per basic share in the fourth quarter of 2016;

•	Net cash flows provided by operating activities of $21.5 million compared to $12.8 million in the fourth quarter of 2016.

Revenues increased in the fourth quarter of 2017 mainly as a result of the acquisition of Orion’s Portfolio.

Gross profit reached $15.7 million in the fourth quarter of 2017 compared to $10.9 million in the fourth quarter of 2016 as a result of higher revenues. Cost of sales increased from $22,000 in the fourth quarter of 2016 to $81.1 million in the fourth quarter of 2017 mainly as a result of the offtake agreements acquired through the acquisition of Orion’s Portfolio. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds.

During the fourth quarter of 2017, the Company incurred an operating loss of $83.5 million as a result of an impairment charge of $89.0 million on the Éléonore NSR royalty interest, compared to $6.8 million in the corresponding period of 2016. Excluding the impairment charge, the operating income would have amounted to $5.5 million. The decrease in operating income in 2017, in addition to the impairment charge, is mainly the result of higher G&A and business development expenses, partially offset by higher gross profit. The increases in G&A expenses and business development expense are mainly due to higher salary expenses as a result of higher bonuses payable to management following the acquisition of Orion’s Portfolio, higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding) and higher general costs due to the increased activities of the Company in 2017. The year 2017 is the first year where 3 years of stock options, RSUs and DSUs are outstanding. Stock options and RSUs vest over a three-year period.

The decrease in net earnings attributable to Osisko’s shareholders in 2017 is mainly the result of the impairment charge of $65.4 million, net of income taxes, a lower operating income, a foreign exchange loss (compared to a gain in the fourth quarter of 2016) and higher finance costs.

Adjusted earnings decreased to $1.0 million compared to $6.9 million in the fourth quarter of 2016 as a result of higher G&A and business development expenses, higher finance costs and a $2.2 million tax credit on exploration and evaluation expenses in the fourth quarter of 2016, partially offset by higher gross profit.

Net cash flows provided by operating activities increased in 2017 as a result of increased gross profit and a positive impact in the fourth quarter of 2017 from the non-cash working capital items.

________________________________

1	“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

The financial results for the fourth quarter are as follows (in thousands of dollars, except amounts per share):

		Three months ended December 31,
		2017	2016
		$	$

Revenues	(a)	109,552	13,709

Cost of sales	(b)	(81,058)	(22)
Depletion of royalty and offtake interests	(c)	(12,747)	(2,828)
Gross profit	(d)	15,747	10,859

Other operating expenses
General and administrative	(e)	(7,342)	(4,105)
Business development	(f)	(4,009)	(1,863)
Impairment of royalty, stream and other interests	(g)	(89,000)	-
Exploration and evaluation	(h)	(63)	2,176
Other expenses, net	(i)	-	(1,124)
Cost recoveries from associates	(j)	1,215	873

Operating income (loss)		(83,452)	6,816

Other revenues (expenses), net	(k)	(8,351)	3,405

Earnings (loss) before income taxes		(91,803)	10,221

Income tax recovery (expense)	(l)	27,450	(1,568)

Net earnings (loss)		(64,353)	8,653

Net earnings (loss) attributable to:
Osisko’s shareholders		(64,348)	8,679
Non-controlling interests		(5)	(26)

Net earnings (loss) per share attributable to Osisko’s shareholders
Basic		(0.41)	0.08
Diluted		(0.41)	0.08

(a)	Revenues are comprised of the following:

	Three months ended December 31,
	2017				2016
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce /	/ Carats	revenues		per ounce	/ Carats	revenues
	carats ($)	sold	($000’s	)	($)	sold	($000’s	)

Gold sold	1,623	56,708	92,043		1,549	8,605	13,328
Silver sold	21	483,192	10,411		21	8,353	179
Diamonds sold	106	43,550	4,603		-	-	-
Other (paid in cash)	-	-	2,495		-	-	202
			109,552				13,709

(b)

Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The significant increase in 2017 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

(c)

The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The significant increase in 2017 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

	Three months ended
		December 31,
	2017	2016
	$	$
Royalty interests
Revenues	21,359	13,709
Cost of sales	(130)	(22)
Depletion	(4,305)	(2,828)
	16,924	10,859

Stream interests
Revenues	10,855	-
Cost of sales	(4,378)	-
Depletion	(7,452)	-
	(975)	-

Offtake interests
Revenues	77,338	-
Cost of sales	(76,550)	-
Depletion	(990)	-
	(202)	-

Total – Gross profit	15,747	10,859

(e)	During the fourth quarter of 2017, G&A expenses were $7.3 million compared to $4.1 million in the fourth quarter of 2016. The increase is mainly due to higher salary expenses as a result of higher bonuses payable to management following the acquisition of Orion’s Portfolio, higher share-based compensation expenses related to the deferred and restricted share units and higher general costs due to increased activities in 2017.

The increase in G&A expenses was partly offset by an increase in cost recoveries from associates.

(f)	Business development expenses increased to $4.0 million in the fourth quarter of 2017 compared to $1.9 million in the fourth quarter of 2016. The increase is mainly due to higher salary expenses as a result of higher bonuses payable to management following the acquisition of Orion’s Portfolio, higher share-based compensation expenses related to the deferred and restricted share units and higher general costs due to increased activities in 2017.

(g)	The operator of the Éléonore gold mine in Québec, Canada reviewed its guidance on long-term annual gold production to 400,000 ounces, which is significantly lower compared to the design capacity of 600,000 ounces. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2017. As a result, the Company recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore NSR royalty for the three months ended December 31, 2017.

The Éléonore NSR royalty was written down to its estimated recoverable amount of $300.0 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 400,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,300 per ounce and a post-tax real discount rate of 4.2%.

(h)	In the fourth quarter of 2016, the use of exploration tax credits of $2.2 million resulted in a net recovery of $2.2 million in exploration and evaluation. Excluding these exploration tax credits, expenses in exploration and evaluation amounted to $47,000 in the fourth quarter of 2016 compared to $63,000 in the fourth quarter of 2017.

(i)	In the fourth quarter of 2016, other expenses are comprised of a write-off of property and equipment of $0.5 million and an impairment charge on exploration and evaluation assets of $0.7 million (the Company wrote-off a grassroots project in the James Bay area where it does not expect substantial expenses to be incurred in the future).

(j)	Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased during 2016 and 2017, explaining the increase in cost recoveries in 2017.

(k)	Other expenses, net, amounted to $8.4 million in the fourth quarter of 2017 and include finance costs of $4.8 million, a share of loss of associates of $3.5 million and a loss on foreign exchange of $0.6 million, partially offset by interest income of $1.1 million and finance costs of $1.6 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Other revenues, net, of $3.4 million in the fourth quarter of 2016 includes a net gain on investments of $0.7 million, dividend income of $0.2 million, interest revenues of $1.0 million and a foreign exchange gain of $5.3 million, partially offset by a share of loss of associates of $2.9 million and finance costs of $0.9 million.

(l)

The effective income tax rate for the fourth quarter of 2017 is 29.9% compared to 15% in the fourth quarter of 2016. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), non-taxable dividend income, and non-deductible expenses. In the fourth quarter of 2017, an amount of $132,000 is related to cash taxes on royalties earned in foreign jurisdictions. In the fourth quarter of 2016, the income tax expense is only related to deferred income taxes.

Outlook

Osisko’s 2018 outlook on royalty, stream and precious metal offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway, for the Brucejack mine published by Pretium, and for the Island Gold mine published by Alamos. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Sasa mine and the Mantos Blancos mine, or uses management’s best estimate.

Attributable gold equivalent ounces for 2018 are estimated between 77,500 and 82,500. For the 2018 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$18 per ounce of silver and US$110 per carat for diamonds from the Renard mine and an exchange rate (US$/C$) of 1.25.

Related Party Transactions

In 2017, an amount of $4,125,000 ($4,750,000 in 2016, including $1,711,000 for professional services related to capitalized exploration and evaluation activities) was invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices. An amount of $1,245,000 (including sales taxes) is receivable from associates and included in accounts receivable as at December 31, 2017 ($720,000 as at December 31, 2016).

In 2017, an amount of $395,000 ($231,000 in 2016) was invoiced to Osisko by an associate for professional services and rental of offices, including $355,000 ($227,000 in 2016) related to capitalized exploration and evaluation activities.

In 2017, interest revenues of $748,000 ($418,000 in 2016) were accounted for with regards to a $10.0 million financing completed in May 2016 with Falco, an associate of Osisko. As at December 31, 2017, interests of $1,166,000 ($418,000 as at December 31, 2016) are receivable from Falco.

During the years ended December 31, 2017 and 2016, certain directors and officers of Osisko have participated in financings completed by certain associates. Each of these transactions were concluded under the same terms and conditions offered to the other participants.

Please refer to the sections Portfolio of Investments of this MD&A for other material related party transactions with associates.

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2020. As at December 31, 2017, minimum commitments remaining under these leases were approximately $2,322,000 over the following years:

$
(in thousands of dollars)

2018	1,154
2019	1,033
2020	135
2,322

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

As at December 31, 2017, the payments related to the debt agreements are described below:

		As at December 31, 2017
		Amount
		payable			Estimated annual interest payable
		at maturity	Maturity		2018		2019		2020		2021		2022
	$			$		$		$		$		$

Conv. debenture (2016)		50,000	February 12, 2021		2,000		2,000		2,000		236		-
Conv. debentures (2017)		300,000	December 31, 2022		13,900		12,000		12,000		12,000		12,000
Revolving credit facility(i)		148,031	November 14, 2021		4,380		4,380		4,380		3,830		-

		498,031			20,280		18,380		18,380		16,066		12,000

(i)	US$118.0 million. The maturity date can be extended by one year on each of the first two anniversary dates. The interest payable is based on the actual interest rate and exchange rate as at December 31, 2017.

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production			Per Ounce/Carat
	to be Purchased (ounces or %)			Cash Payment (US$)			Term of	Date of Contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement

Amulsar stream (1),(7)	142,454	694,000		$400	$4		40 years	Nov 25, 2015

Back Forty stream(7)	18.5% (7)	75%		30% spot price (max $600)	$4		Life of mine	Mar 31, 2015

Brucejack offtake(7)	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au	Sept. 21, 2015

Brucejack stream(2), (7)	4%	4%		$400	$4		Until delivery of 7,067,000 ounces Au	Sept. 21, 2015

Matilda offtake (7)	55%			Based on quotational period			Until delivery of 300,000 ounces Au	May 18, 2015

Mantos stream(3), (7)		100%			25% spot		Life of mine	Sept 11, 2015

Renard stream(4), (7)			9.6%			$50	40 years	Jul 8, 2014

Sasa stream(5), (7)		100%			$5		40 years	Nov 3, 2015

Gibraltar stream(6)		100%			$2.75		Life of mine	March 3, 2017

(1)

Stream of 4.22% of gold and 62.5% of silver production up to the production maximum. Subject to multiple buyback options: 50% for US$31.3 million and US$34.4 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be in the second half of 2018. 1% inflation price escalation after 2nd anniversary.

(2)

Stream subject to multiple buyback/buydown options: December 31, 2018 buyback for US$119 million or buydown for US$75 million + 1.5% ongoing stream; December 31, 2019 buyback for US$136 million or buydown for US$75 million + 2% ongoing stream. If buyback/buydown not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream.

(3)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(4)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods.
(5)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(6)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

(7)	The silver stream was acquired through the acquisition of Orion’s Portfolio. The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Back Forty Gold Stream (Aquila Resources Inc.)

In November 2017, OBL acquired an additional gold stream on the Back Forty project where OBL will make staged upfront cash deposits to Aquila of up to US$55 million for the gold stream, and will make ongoing payments equal to 30% of the spot price of gold, to a maximum of US$600 per ounce. The gold stream applies to 18.5% of the refined gold from the project until 105,000 ounces of gold have been delivered, and to 9.25% of the refined gold for the remaining life-of-mine. The deposit will be paid in four installments, of which the first was made in November 2017 for US$7.5 million, as described in the Portfolio of Royalty, Stream and Offtake Interests section of this MD&A.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of February 19, 2018, 157,832,805 common shares were issued and outstanding. A total of 3,534,413 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec is also outstanding, which entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture.

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures of $300 million. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Normal Course Issuer Bid

In October 2016, the TSX approved the Company’s notice of intention to make a normal course issuer bid (the “2016 NCIB Program”). Under the terms of the 2016 NCIB Program, Osisko could acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2016 NCIB Program were authorized until October 23, 2017. During the year ended December 31, 2016, the Company purchased for cancellation a total of 150,000 common shares under the NCIB Program for $1,823,000, which were paid in 2017.

In December 2017, Osisko renewed its normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX.

Annual General Meeting

On May 4, 2017, Osisko held its Annual General Meeting where each of the 10 nominees listed in the Management Information Circular filed on April 10, 2017 with regulatory authorities were elected as directors of the Company. All other resolutions provided for in the Management Information Circular were duly passed, including the Amended and Restated Shareholder Rights Plan approved at 93.7% and the advisory resolution on executive compensation approved at 94.2%.

Board of Directors

On July 31, 2017, Mr. Oskar Lewnowski, Orion’s Chief Investment Officer, was nominated to Osisko’s board of directors. Mr. Lewnowski is the founder of Orion and has more than 20 years of experience in mine financing, metals trading, and mergers and acquisitions.

As part of the investment agreement between la Caisse and Osisko, la Caisse has the right to nominate a director to Osisko’s board of directors. On September 18, 2017, Mr. Pierre D. Chenard was appointed to the Board of Directors of Osisko. Since 2011, Mr. Chenard is the Vice President, Business Development and General Counsel, Aluminium at Rio Tinto Aluminum.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Subsequent Events to December 31, 2017

Dividends

On February 16, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 16, 2018 to shareholders of record as of the close of business on March 30, 2018.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the SEC before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of Osisko’s most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2017. Based on that evaluation, the CEO and CFO concluded that, as of December 31, 2017, the design and operation of the Company’s DCP provide reasonable assurance that they are effective.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months and the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The CEO and CFO have also evaluated the effectiveness of the Company’s ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the Exchange Act based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company’s ICFR was effective as of December 31, 2017.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements for the year ended December 31, 2017 and have issued an attestation report dated February 19, 2018 on the Company's ICFR based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by COSO of the Treadway Commission.

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except for the presentation of depletion of royalty, stream and other interests which is now presented before Gross profit instead of under Other operating expenses in the consolidated statements of income (loss). Certain comparative figures have been reclassified to conform to the presentation adopted in the current year for the depletion of royalty, stream and other interests.

The accounting policies, methods of computation and presentation applied to each of the 2017 quarterly unaudited condensed interim consolidated financial statements are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2017.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per basic share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment charges”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended			Years ended
		December 31,		December 31,
	2017	2016	2017	2016

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss) attributable to Osisko’s shareholders	(64,348)	8,679	(42,501)	42,113

Adjustments:
Foreign exchange loss (gain)	763	(5,319)	16,211	5,851
Unrealized loss (gain) on investments	507	(660)	(30,829)	(30,202)
Share of loss of associates	3,482	2,893	6,114	6,623
Impairment of royalty, stream and other interests	89,000	-	89,000	-
Impairment of exploration and evaluation assets	-	668	-	668
Loss (gain) on disposal of exploration and evaluation assets	-	-	(20)	312
Write-off of property and equipment	-	456	-	456
Deferred income tax expense	(28,453)	216	(24,150)	8,372
Transaction costs – acquisition of Orion’s Portfolio	-	-	8,870	-

Adjusted earnings	951	6,934	22,695	34,194

Weighted average number of common shares outstanding (000’s)	157,256	106,612	127,939	104,671

Adjusted earnings per basic share	0.01	0.07	0.18	0.33

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2018. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, pleas e refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

February 19, 2018

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Annual Report

Corporate Information

Corporate Office		Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal		Cumberland House
Suite 300		1 Victoria Street
Montréal, Québec, Canada H3B 2S2		Hamilton HM11
Tel.:	(514) 940-0670	Bermuda
Fax:	(514) 940-0669	Tel.:	(441) 824-7474
Email: info@osiskogr.com		Fax:	(441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
Victor H. Bradley	Elif Lévesque, Vice President, Finance and Chief
John Burzynski	Financial Officer
Pierre D. Chenard	Joseph de la Plante, Vice President, Corporate Development
Christopher C. Curfman	André Le Bel, Vice President, Legal Affairs and
André Gaumond	Corporate Secretary
Pierre Labbé	Vincent Metcalfe, Vice President, Investor Relations
Oskar Lewnowski	Frédéric Ruel, Vice President and Corporate Controller
Charles E. Page
Jacques Perron

Qualified Person (as defined by NI 43-101)

Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
- Convertible debentures:	OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares: OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: AST Trust Company (Canada)
United States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Legal Counsels
Bennett Jones LLP
Lavery, de Billy LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP